Condensed Consolidated Interim Financial Statements

September 30, 2021

(Unaudited)

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		September 30,	December 31,
	Note	2021	2020

ASSETS
Current assets
Cash and equivalents		239,151	85,110
Accounts receivable		11,022	6,689
Inventories	9	62,082	58,841
Other financial assets	8	17,841	3,583
Prepaids		3,539	2,975
		333,635	157,198

Property, plant and equipment	10	801,420	742,619
Other financial assets	8	5,013	5,298
Goodwill		5,253	5,250
		1,145,321	910,365

LIABILITIES
Current liabilities
Accounts payable and other liabilities		55,506	51,747
Current portion of long-term debt	11	19,334	17,617
Current portion of deferred revenue	12	7,804	5,604
Interest payable on senior secured notes		4,459	1,160
Current income tax payable		1,851	2,356
		88,954	78,484

Long-term debt	11	520,725	345,787
Provision for environmental rehabilitation ("PER")		77,343	78,983
Deferred and other tax liabilities		61,805	39,060
Deferred revenue	12	45,149	47,154
Other financial liabilities	13	5,525	3,525
		799,501	592,993

EQUITY
Share capital	14	474,872	472,870
Contributed surplus		55,376	53,433
Accumulated other comprehensive income ("AOCI")		7,467	7,674
Deficit		(191,895)	(216,605)
		345,820	317,372
		1,145,321	910,365

Commitments and contingencies	15
Subsequent event	11b

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020

Revenues	3	132,563	87,780	330,306	255,869
Cost of sales
Production costs	4	(48,882)	(52,075)	(161,830)	(163,905)
Depletion and amortization	4	(17,011)	(23,894)	(50,385)	(76,554)
Earnings from mining operations		66,670	11,811	118,091	15,410

General and administrative		(2,905)	(2,894)	(13,367)	(9,692)
Share-based compensation expense	14b	(76)	(2,378)	(4,474)	(3,859)
Project evaluation expenditures		123	(978)	(325)	(1,288)
Gain (loss) on derivatives	5	2,095	(1,278)	(1,975)	3,690
Other income		350	336	1,146	1,143
Income before financing costs and income taxes		66,257	4,619	99,096	5,404

Finance expenses, net	6	(11,674)	(11,199)	(40,081)	(32,233)
Call premium on settlement of debt	6	-	-	(6,941)	-
Foreign exchange gain (loss)		(9,788)	6,987	(2,323)	(8,761)
Income (loss) before income taxes		44,795	407	49,751	(35,590)

Income tax recovery (expense)	7	(22,310)	580	(25,041)	6,372
Net income (loss)		22,485	987	24,710	(29,218)

Other comprehensive income (loss):
Gain (loss) on financial assets		(759)	1,639	(883)	8,215
Foreign currency translation reserve		5,881	(4,158)	676	4,596
Total other comprehensive income (loss)		5,122	(2,519)	(207)	12,811

Total comprehensive income (loss)		27,607	(1,532)	24,503	(16,407)

Earnings (loss) per share
Basic		0.08	-	0.09	(0.12)
Diluted		0.08	-	0.09	(0.12)

Weighted average shares outstanding (thousands)
Basic		283,885	246,406	283,400	246,265
Diluted		287,678	248,758	287,202	246,265

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020

Operating activities
Net income (loss) for the period		22,485	987	24,710	(29,218)
Adjustments for:
Depletion and amortization		17,011	23,894	50,385	76,554
Income tax expense (recovery)	7	22,310	(580)	25,041	(6,372)
Finance expenses, net	6	11,674	11,199	40,081	32,233
Share-based compensation expense	14b	117	2,501	4,687	4,068
Loss (gain) on derivatives	5	(2,095)	1,278	1,975	(3,690)
Unrealized foreign exchange loss (gain)		9,511	(7,512)	1,545	9,250
Amortization of deferred revenue	12	(1,711)	(1,075)	(3,981)	(3,686)
Deferred revenue deposit	12	-	-	-	8,510
Call premium on settlement of debt	6	-	-	6,941	-
Other operating activities		(2,809)	460	(2,422)	1,457
Net change in working capital	16	(8,174)	(131)	(11,424)	(3,335)
Cash provided by operating activities		68,319	31,021	137,538	85,771

Investing activities
Gibraltar capitalized stripping costs	10	(10,881)	(3,761)	(47,127)	(25,113)
Gibraltar capital expenditures	10	(8,335)	(5,848)	(21,376)	(9,046)
Florence Copper development costs	10	(15,387)	(4,231)	(28,105)	(11,371)
Other project development costs	10	(543)	(1,366)	(1,871)	(2,475)
Purchase of copper price options	5	-	(1,009)	(15,837)	(1,743)
Proceeds from copper put options		-	-	-	6,104
Net proceeds from the sale of marketable securities		-	-	-	7,270
Other investing activities		(669)	(1,766)	(531)	(2,457)
Cash used for investing activities		(35,815)	(17,981)	(114,847)	(38,831)

Financing activities
Net proceeds from issuance of senior secured notes	11f	-	-	496,098	-
Repayment of senior secured notes	11f	-	-	(317,225)	-
Redemption cost on settlement of senior secured notes		-	-	(8,714)	-
Interest paid		(18,793)	(1,159)	(24,802)	(18,030)
Repayment of equipment loans and leases		(4,936)	(3,542)	(14,799)	(9,707)
Proceeds on exercise of options		57	627	1,258	627
Cash provided by (used for) financing activities		(23,672)	(4,074)	131,816	(27,110)
Effect of exchange rate changes on cash and equivalents		4,578	93	(466)	(350)
Increase in cash and equivalents		13,410	9,059	154,041	19,480
Cash and equivalents, beginning of period		225,741	63,619	85,110	53,198
Cash and equivalents, end of period		239,151	72,678	239,151	72,678

Supplementary cash flow disclosures	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2020	436,318	51,622	6,827	(193,081)	301,686
Share-based compensation	-	1,528	-	-	1,528
Exercise of options	955	(328)	-	-	627
Total comprehensive income (loss) for the period	-	-	12,811	(29,218)	(16,407)
Balance at September 30, 2020	437,273	52,822	19,638	(222,299)	287,434

Balance at January 1, 2021	472,870	53,433	7,674	(216,605)	317,372
Share-based compensation	-	2,687	-	-	2,687
Exercise of options	2,002	(744)	-	-	1,258
Total comprehensive income (loss) for the period	-	-	(207)	24,710	24,503
Balance at September 30, 2021	474,872	55,376	7,467	(191,895)	345,820

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act.  These unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine month periods ended September 30, 2021 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company's operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)  Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company's Audit and Risk Committee on November 2, 2021.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2020.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19 and the impact on global markets has been significant and far-reaching. Since the initial outbreak, the restrictions on the conduct of business and movement of goods and services across international borders have caused volatility in the commodity, foreign exchange and stock markets.

The Company continues to act to ensure the health and safety of our employees, contractors and the communities in which we operate is paramount and in accordance with public safety direction from governments and public health authorities.  The Company continues to evaluate the potential impacts of COVID-19 on all aspects of its business. As of the date of these statements, there has not been any direct impact on the Company's operations as a result of COVID-19.

(c) New Accounting Policies

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's unaudited condensed consolidated interim financial statements.

3. REVENUES

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Copper contained in concentrate	125,050	82,347	306,371	254,061
Molybdenum concentrate	8,972	5,223	20,202	14,680
Silver (Note 12)	953	599	2,418	2,563
Price adjustments on settlement receivables	2,073	5,106	11,821	2,635
Total gross revenue	137,048	93,275	340,812	273,939
Less: Treatment and refining costs	(4,485)	(5,495)	(10,506)	(18,070)
Revenue	132,563	87,780	330,306	255,869

4. COST OF SALES

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Site operating costs	50,134	53,549	147,043	151,128
Transportation costs	5,801	4,127	13,409	14,480
Changes in inventories of finished goods	(762)	(1,415)	1,702	3,026
Changes in inventories of ore stockpiles	(6,291)	(4,186)	(324)	(4,729)
Production costs	48,882	52,075	161,830	163,905
Depletion and amortization	17,011	23,894	50,385	76,554
Cost of sales	65,893	75,969	212,215	240,459

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

For the nine month period ended September 30, 2020, site operating costs and general administrative expenses include $5,226 and $318, respectively, for benefits related to claims submitted by the Company for the Canada Emergency Wage Subsidy. No claims were submitted for the nine month period ended September 30, 2021.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

5. DERIVATIVE INSTRUMENTS

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net realized (gain) loss on settled copper puts	4,722	-	8,090	(5,371)
Net unrealized (gain) loss on outstanding copper options	(6,817)	893	(5,676)	893
Realized (gain) loss on fuel call options	-	222	(470)	445
Unrealized loss on fuel call options	-	163	31	343
	(2,095)	1,278	1,975	(3,690)

Details of the outstanding copper price option contracts at September 30, 2021, are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper put option contracts	18.5 million lbs	US$3.75/per lb	Q4 2021	6,421	1,042
Copper collar contracts	42.7 million lbs	US$4.00/per lb US$5.60/per lb	H1 2022	4,693	13,895
				11,114	14,937

6. FINANCE EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Interest expense	10,360	9,422	30,257	28,141
Finance expense - deferred revenue (Note 12)	1,414	1,643	4,176	3,881
Accretion on PER	101	138	310	413
Finance income	(201)	(4)	(460)	(202)
Loss on settlement of long-term debt (Note 11a)	-	-	5,798	-
	11,674	11,199	40,081	32,233

As part of the senior secured notes refinancing completed in the first quarter ended March 31, 2021, the Company redeemed its US$250 million senior secured notes on March 3, 2021, which resulted in an accounting loss of $5,798, comprised of the write-off of deferred financing costs of $4,025 and additional interest costs over the call period of $1,773.

The Company also paid a redemption call premium of $6,941 on the settlement of the 2022 Notes.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

7. INCOME TAX

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Current income tax expense	1,354	635	2,295	1,279
Deferred income tax expense (recovery)	20,956	(1,215)	22,746	(7,651)
	22,310	(580)	25,041	(6,372)

8. OTHER FINANCIAL ASSETS

	September 30, 2021	December 31, 2020
Current:
Marketable securities	2,904	1,791
Copper price options (Note 5)	14,937	1,514
Fuel call options (Note 5)	-	278
	17,841	3,583
Long-term:
Investment in private companies	1,200	1,200
Reclamation deposits	2,539	2,825
Restricted cash	1,274	1,273
	5,013	5,298

The Company holds strategic investments in publicly traded and privately owned mineral exploration and development companies, including marketable securities and subscription receipts.  Marketable securities and the investment in privately owned companies are accounted for at fair value through other comprehensive income (FVOCI).

9. INVENTORIES

	September 30, 2021	December 31, 2020
Ore stockpiles	27,013	21,946
Copper contained in concentrate	6,202	7,948
Molybdenum concentrate	442	398
Materials and supplies	28,425	28,549
	62,082	58,841

For the nine months ended September 30, 2021, the Company recorded a recovery of $4,561 to adjust the carrying value of ore stockpiles to cost, of which $1,501 is recorded in depletion and amortization and the balance in production costs.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

10. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three and nine months ended September 30, 2021:

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Net book value beginning of period	779,941	742,619
Additions:
Gibraltar capitalized stripping costs	12,818	54,534
Gibraltar capital expenditures	8,610	22,724
Florence Copper development costs	19,113	36,485
Yellowhead development costs	437	1,597
Aley development costs	106	274
Other items:
Right of use assets	143	4,395
Rehabilitation costs asset	4	1,086
Disposals	(71)	(869)
Foreign exchange translation and other	5,206	135
Depletion and amortization	(24,887)	(61,560)
Net book value at September 30, 2021	801,420	801,420

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2020	504,995	203,079	18,649	13,861	2,035	742,619
Net additions	80,684	36,537	1,597	274	48	119,140
Changes in rehabilitation cost asset	1,086	-	-	-	-	1,086
Depletion and amortization	(61,221)	(38)	-	-	(301)	(61,560)
Foreign exchange translation and other	-	135	-	-	-	135
At September 30, 2021	525,544	239,713	20,246	14,135	1,782	801,420

Since its acquisition of the Florence Copper Project in November 2014, the Company has incurred and capitalized a total of $142.1 million in project development and other costs, including capitalized interest.

For the three and nine months period ended September 30, 2021, non-cash additions to property, plant and equipment include $1,937 and $7,407 for depreciation of capitalized stripping, respectively.

Depreciation related to the right of use assets for the three and nine months period ended September 30, 2021 was $1,006 and $2,892, respectively.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

11. DEBT

	September 30, 2021	December 31, 2020
Current:
Lease liabilities (c)	10,078	8,094
Secured equipment loans (d)	7,154	7,536
Lease related obligations (e)	2,102	1,987
	19,334	17,617
Long-term:
Senior secured notes (a)	499,410	313,965
Lease liabilities (c)	8,106	11,829
Secured equipment loans (d)	7,343	12,536
Lease related obligations (e)	5,866	7,457
	520,725	345,787
Total debt	540,059	363,404

(a) Senior secured notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes").  The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15.  A portion of the proceeds were used to redeem the outstanding US$250 million 8.75% Senior Secured Notes (the "2022 Notes") due on June 15, 2022. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $167 million (US$131 million) are available for capital expenditures, including at its Florence Copper project and Gibraltar mine, working capital and for general corporate purposes.

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc.  The 2026 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries. The 2026 Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture.  The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to February 15, 2023, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. Until February 15, 2023, the Company may redeem up to 10% of the aggregate principal amount of the notes, at a redemption price of 103%, plus accrued and unpaid interest to the date of redemption. In addition, until February 15, 2023, the Company may redeem up to 40% of the aggregate principal amount of the notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2026 Notes are redeemable at the option of the holder at a price of 101%.

The settlement of the 2022 Notes resulted in non-recurring finance expenses as further described in Note 6.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(b) Revolving Credit Facility

On October 6, 2021, the Company closed a secured US$50-million revolving credit facility (the "Facility"). The Facility is secured by liens against Taseko's rights under the Gibraltar joint venture, as well as, the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc. The Facility matures on April 3, 2025 and is extendable annually thereafter. The Facility will be available for capital expenditures, working capital and general corporate purposes.

(c) Lease liabilities

Lease liabilities includes the Company's outstanding lease liabilities under IFRS 16.

(d) Secured equipment loans

The equipment loans are secured by some of the existing mobile mining equipment at the Gibraltar mine and commenced between June, 2018 and August of 2019 with monthly repayment terms ranging between 48 and 60 months and with interest rates ranging between 5.2% to 6.4%.

(e) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June, 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment.  The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

(f) Debt continuity

The following schedule shows the continuity of total debt for the nine months ended September 30, 2021:

Total debt as at December 31, 2020	363,404
Settlement of 2022 Notes	(317,225)
Foreign exchange gain	(1,075)
Write-off of deferred financing charges	4,025
Issuance of 2026 Notes	507,560
Deferred financing charges	(11,462)
Lease additions	5,997
Lease liabilities and equipment loans repayments	(14,799)
Unrealized foreign exchange loss	2,057
Amortization of deferred financing charges	1,577
Total debt as at September 30, 2021	540,059

12. DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

On April 24, 2020, Taseko entered into an amendment to its silver stream with Osisko and received $8,510 in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil.

The following table summarizes changes in the Osisko deferred revenue:

Balance at December 31, 2020	52,758
Finance expense (Note 6)	4,176
Amortization of deferred revenue	(3,981)
Balance at September 30, 2021	52,953

	September 30, 2021	December 31, 2020
Current portion of deferred revenue	7,804	5,604
Long-term portion of deferred revenue	45,149	47,154
Total deferred revenue	52,953	52,758

13. OTHER FINANCIAL LIABILITIES

	September 30, 2021	December 31, 2020
Long-term:
Deferred share units (Note 14b)	5,525	3,525

14. EQUITY

(a) Share capital

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

Common shares (thousands)
Common shares outstanding at January 1, 2021	282,115
Exercise of share options	1,809
Common shares outstanding at September 30, 2021	283,924

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(b) Share-based compensation

	Options (thousands)	Average price
Outstanding at December 31, 2020	8,969	1.19
Granted	2,402	1.60
Exercised	(1,809)	0.79
Expired	(324)	2.86
Outstanding at September 30, 2021	9,238	1.32
Exercisable at September 30, 2021	7,066	1.29

During the nine month period ended September 30, 2021, the Company granted 2,402,000 (2020 - 1,285,000) share options to directors, executives and employees, exercisable at an average exercise price of $1.60 per common share (2020 - $0.69 per common share) over a five year period. The total fair value of options granted was $2,114 (2020 - $475) based on a weighted average grant-date fair value of $0.88 (2020 - $0.37) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula.  Expected volatility is estimated by considering historic average share price volatility.  The inputs used in the Black-Scholes formula are as follows:

Nine months ended
September 30, 2021
Expected term (years)	5
Forfeiture rate	0%
Volatility	67%
Dividend yield	0%
Risk-free interest rate	0.4%
Weighted-average fair value per option	$0.88

The Company has other share-based compensation plans in the form of Deferred Share Units ("DSUs") and Performance Share Units ("PSUs").

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2021	2,123	2,650
Granted	198	530
Settled	-	(400)
Outstanding at September 30, 2021	2,321	2,780

During the nine month period ended September 30, 2021, 198,000 DSUs were issued to directors (2020 - 572,000) and 530,000 PSUs to senior executives (2020 - 825,000). The fair value of DSUs and PSUs granted was $1,235 (2020 - $899), with a weighted average fair value at the grant date of $1.58 per unit for the DSUs (2020 - $0.72 per unit) and $1.74 per unit for the PSUs (2020 - $0.59 per unit).

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Share-based compensation expense is comprised as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Share options - amortization	333	144	1,830	645
Performance share units - amortization	295	294	857	883
Change in fair value of deferred share units	(511)	2,063	2,000	2,540
	117	2,501	4,687	4,068

15. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at September 30, 2021 are presented in the following table:

Remainder of 2021	595
2022	860
2023 and thereafter	-
Total commitments	1,455

As at September 30, 2021, the Company had outstanding capital commitments of $32,015 (December 31, 2020 - $2,733).

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $11,414 as at September 30, 2021.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net change in working capital items:
Accounts receivable	(1,084)	1,847	(4,333)	(986)
Inventories	(7,932)	(5,825)	1,048	(2,301)
Prepaids	738	630	(1,263)	(674)
Accounts payable and accrued liabilities	1,070	5,676	(4,108)	633
Advance payment on product sales	-	(2,445)	-	-
Interest payable	34	(14)	32	(7)
Income tax payable	(1,000)	-	(2,800)	-
	(8,174)	(131)	(11,424)	(3,335)
Non-cash investing and financing activities
Assets acquired under capital lease	151	2,334	1,663	4,091
Right-of-use assets	82	1,219	4,334	3,077

17. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes are $517,285 and the carrying value is $499,410 at September 30, 2021. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

	Level 1	Level 2	Level 3	Total

September 30, 2021
Financial assets designated as FVPL
Derivative asset copper put and call options	-	14,937	-	14,937
	-	14,937	-	14,937
Financial assets designated as FVOCI
Marketable securities	2,904	-	-	2,904
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	2,539	-	-	2,539
	5,443	-	1,200	6,643
December 31, 2020
Financial assets designated as FVPL
Derivative asset copper put options	-	1,514	-	1,514
Derivative asset fuel call options	-	278	-	278
	-	1,792	-	1,792
Financial assets designated as FVOCI
Marketable securities	1,791	-	-	1,791
Investment in subscription receipts	-	-	1,200	1,200
Reclamation deposits	2,825	-	-	2,825
	4,616	-	1,200	5,816

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at September 30, 2021.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the lease liabilities and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.5% based on the relevant loans effective interest rate.

The fair values of Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At September 30, 2021 the Company had settlement receivables of $ 1,994 (December 31, 2020 - $4,676).

The investment in private companies and the subscription receipts, are Level 3 instruments and are valued based on management estimates. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs.

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at September 30,
2021
Copper increase/decrease by US $0.43/lb.[1]	$2,464

1 The analysis is based on the assumption that the period end copper price increases 10% with all other variables held constant. At September 30, 2021, 6.0 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at September 30, 2021 of CAD/USD 1.2741 was used in the analysis.

The sensitivities in the above table have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices.  The sensitivities should therefore be used with care.